

SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE



March 3, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon Ross
Corporate Secretary & CFO

Enclosure

United States Sec Filing
March 3, 2005

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Drilling Confirms High-Grade Gold Bearing Cross-Structures on Kena Property – dated February 24, 2005.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

February 24, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

DRILLING CONFIRMS HIGH-GRADE GOLD-BEARING CROSS-STRUCTURES ON KENA PROPERTY

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce that it has now received assay results from its recent four-hole diamond drilling program on its Kena Property, located in southeastern British Columbia. Two drill holes were completed on the Gold Mountain Zone (labelled GMX) and two holes were completed on the Kena Zone (labelled KGX) to test for gold-bearing cross structures interpreted from geological mapping completed in 2004. Most of the previous drilling was oriented parallel to these structures.

Narrow high-grade gold intervals (up to 31.03 g/t gold) were obtained from cross-structures intersected in all four holes. The presence of the cross structures does not appear to change the overall grade of the deposit, however, they confirm structurally controlled high-grade zones exist within the Gold Mountain and Kena Gold Zones. It is important to note that both of these zones remain open to depth and along strike. Drill core assay results are summarized in the following table. The total length of core was sampled and assayed for each hole.

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
04GMX-01	5.30	117.96	111.29	**0.85**
Including	46.80	88.50	40.33	**1.61**
Including	46.80	53.95	7.15	**4.56**
Including	53.40	53.95	0.55	**31.03**
04GMX-02	3.05	230.73	225.6	**0.61**
Including	162.45	193.50	31.05	**1.83**
Including	168.30	176.50	8.20	**4.56**
Including	168.30	169.00	0.70	**6.87**
And	172.60	174.50	1.90	**8.56**
04KGX-01	0.61	121.01	120.40	**0.99**
Including	30.70	57.00	26.30	**2.89**
Including	32.00	34.00	2.00	**10.45**
And	53.00	57.00	4.00	**7.17**
04KGX-02	1.95	143.56	141.61	**0.75**
Including	71.00	127.30	56.30	**1.27**
Including	72.50	92.00	19.50	**1.71**
Including	72.50	73.40	0.90	**6.41**
And	90.00	92.00	2.00	**5.94**

In general, the results verify the bulk tonnage potential of the property with gold grades similar to those reported in the resource calculations for the Kena Property (see June 7, 2004 news release). The following preliminary

resource numbers are from the drilled areas in the Gold Mountain and Kena Gold Zones. Indications are that diamond drilling between these two zones may connect the mineralization to produce one large gold-bearing zone. The published 2004 resource calculation may be summarised as follows:

Gold Mountain Zone:		
Measured + Indicated:	**equals 5,490,000 tonnes at 1.04 g/t**	**(184,000 ounces gold)**
Inferred:	**equals 10,710,000 tonnes at 0.967 g/t**	**(333,000 ounces gold)**
Kena Gold Zone:		
Measured + Indicated:	**equals 6,330,000 tonnes at 0.969 g/t**	**(197,000 ounces gold)**
Inferred:	**equals 1,440,000 tonnes at 1.216 g/t**	**(56,000 ounces gold)**

Sultan Minerals Inc. is currently undertaking computer modelling and geological interpretation of recent and previous drilling within the Kena and Gold Mountain Zones in order to trace the high-grade gold bearing structures. Initial review of data indicates that there may be potential for economic bonanza grade ore structures within the large low-grade zones.

Linda Dandy, P.Geo., of P&L Geological Services, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng. Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com